February 23, 2026

Ahmar Shaikh
Chief Executive Officer of Wahed Financial LLC
Wahed Real Estate Series 1 LLC
27 East 28th Street, 8th Floor
New York, NY 10016

        Re: Wahed Real Estate Series 1 LLC
            Post-Qualification Amendment No. 3 to Offering Statement on Form
1-A
            Filed February 9, 2026
            File No. 024-12496
Dear Ahmar Shaikh:

       We have reviewed your amendment and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 filed February 9, 2026
General

1. Please provide us with your analysis whether Rule 3-14 financial statements are required for the Lure Lane property, including the Rule 3-14 significance test for such property. In this regard, we note that prior to Wahed Financial's acquisition of the Lure Lane property in January 2026, it was rented in September 2025 for a monthly rent of $3,769. Thus, it appears your acquisition of the Lure Lane property may constitute the acquisition of a real estate operation. It also appears the Lure Lane property would be a significant acquisition based on the property's purchase price of $505,000 and your total assets as of
       December 31, 2024. Refer to paragraph (c) of Part F/S of Form 1-A and Rules 8-06 and
       3-14 of Regulation S-X.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 February 23, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Heidi Mortensen